SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

                                                           Year Ended December 31,
                                                         2003         2004          2005         2006          2007         2008
                                                      -----------   -----------   -----------  -----------   ----------   ----------

EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest expense (1)                    $1,727,267     $1,767,449   $1,414,472    $1,682,968    $1,549,401  $1,510,631
Add:
  Rentals (2)                                                638            776        1,313         2,043         7,587       7,480
  Allocable portion of interest
       on long-term Contracts for
       the purchase of power (3)                           1,568          1,515        1,457         1,393         1,322       1,245
  Amortization of previously capitalized
       fixed charges                                       1,638          1,405        1,579         1,196         1,365       1,612
                                                      -----------    -----------  -----------   -----------   ----------- -----------
Total earnings before income
  taxes and fixed charges (A)                         $1,731,111     $1,771,145   $1,418,821    $1,687,600    $1,559,675  $1,520,968
                                                      ===========    ============ ===========   ===========   =========== ===========

FIXED CHARGES (5):
  Interest and amortization                            $ 451,792      $ 399,169    $ 370,650     $ 418,572     $ 453,426   $ 434,706
  Rentals (2)                                                638            776        1,313         2,043         7,587       7,480
  Capitalized interest (4)                                 1,026            839        1,075         2,811         3,079       3,055
  Allocable portion of interest on
       long-term contracts for
       the purchase of power (3)                           1,568          1,515        1,457         1,393         1,322       1,245
                                                     ------------     -----------  ----------   -----------   -----------  ---------

Total fixed charges (B)                                $ 455,024      $ 402,299    $ 374,495     $ 424,819     $ 465,414   $ 446,486
                                                     ============    ===========   ==========   ===========   ===========  ==========

RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):                                  3.80           4.40         3.79          3.97          3.35        3.41
                                                     ============    ===========   ==========   ===========   ===========  ==========

(1)    Includes allowance for funds used during construction and accrual of unbilled revenue.
(2)    Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.
(3)    Allocable portion of interest included in annual minimum debt service requirement of supplier.
(4)    Includes fixed charges associated with Nuclear Fuel and other capitalized interest. The amounts for 2003 and 2006 are restated.
(5)    Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.